UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BODY CENTRAL CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
09689U102
(CUSIP Number)

Justin Evans Blackwood Capital Management, LLC 4 Hemlock Terrace Kinnelon, NJ 07405 (973) 291-6979	with a copy to: Scott H. Moss, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6874
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09689U102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Blackwood Capital Management, LLC
46-5021561
2. Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6. Citizenship or Place of Organization: New Jersey

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 9.99%*
14. Type of Reporting Person (See Instructions): OO

* Beneficial ownership percentage is based upon 16,654,550 shares of common stock, $0.001 par value per share (“Common Stock”), of Body Central Corp., a Delaware corporation (the “Company”), deemed issued and outstanding as of July 7, 2014 (the “Filing Date”), based on information reported by the Company in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2014. As of the Filing Date, Blackwood Capital Management, LLC, a New Jersey limited liability company (“Blackwood”), possesses the power to vote and the power to direct the disposition of the following securities of the Company that are held by one or more managed accounts (the “Accounts”): (i) 900,000 shares of Common Stock of the Company and (ii) $1,000,000 in principal amount of the Company’s subordinated secured convertible notes (the “Note”), which is convertible into 2,857,143 shares of Common Stock at the option of the holder at a fixed conversion price, initially set at $0.35. The Note may not be converted if, after giving effect to the conversion, the holder together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the outstanding Common Stock immediately after giving effect to such conversion.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Blackwood is deemed to beneficially own 9.99% of the shares of Common Stock deemed to be issued and outstanding as of the Filing Date.

CUSIP No. 09689U102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Justin Evans

2. Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6. Citizenship or Place of Organization: New Jersey

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 9.99%*
14. Type of Reporting Person (See Instructions): IN

* Justin Evans, as the managing member of Blackwood, possesses the power to vote and the power to direct the disposition of all securities of the Company held by the Accounts.

As of Filing Date, the Accounts held (i) 900,000 shares of Common Stock of the Company and (ii) the Note, which is convertible into 2,857,143 shares of Common Stock at the option of the holder at a fixed conversion price, initially set at $0.35. The Note may not be converted if, after giving effect to the conversion, the holder together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the outstanding Common Stock immediately after giving effect to such conversion.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Evans is deemed to beneficially own 9.99% of the shares of Common Stock of the Company deemed issued and outstanding as of the Filing Date. The foregoing beneficial ownership percentage is based upon 16,654,550 shares of Common Stock of the Company deemed issued and outstanding as of the Filing Date, based on information reported by the Company in its Current Report on Form 8-K filed with the SEC on June 30, 2014.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

All of the funds used in making the purchases of the shares of Common Stock of the Company described in this Schedule 13D Amendment No. 1 came from the assets of the Accounts. The aggregate amount of funds used to make the purchases of the shares of Common Stock of the Company and securities convertible into shares of Common Stock of the Company described in this Schedule 13D Amendment No. 1 was $1,000,002.00.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Effective as of June 27, 2014, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Mr. Evans and certain other investors (collectively, the “Buyers”), and closed the issuance and sale to the Buyers of $18.0 million in aggregate principal amount of its 7.5% subordinated secured convertible notes (the “Body Central Notes”) and new series of preferred stock (the “Preferred Stock”). Pursuant to the Purchase Agreement, Mr. Evans acquired (a) 1 share of Series A-2 Preferred Stock (as defined below) of the Company, (b) 1 share of Series B-2 Preferred Stock (as defined below) of the Company and (c) $1,000,000 in principal amount of the Company’s subordinated secured convertible notes (the “Note”). The terms, rights and privileges of the Series A-2 Preferred Stock and the Series B-2 Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series A-2 Preferred Stock and Series B-2 Preferred Stock, as filed by the Company with the Delaware Secretary of State on June 27, 2014 (the “Certificate of Designation”), as further discussed in Item 6 below. The terms of the Body Central Notes and the rights of the holders of the Body Central Notes are further discussed in Item 6 below.

In addition, effective as of June 27, 2014, Mr. Evans was elected to fill a vacancy on the Board of Directors of the Company (the “Board”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as set forth in the public reports filed by the Company with the SEC. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking additional Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing their intention with respect to any and all matters referred to in Item 4, in all cases subject to applicable laws, rules and regulations.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

As of July 7, 2014 (the “Filing Date”), Blackwood possesses the power to vote and the power to direct the disposition of the following securities of the Company that are held by the Accounts: (i) 900,000 shares of Common Stock and (ii) the Note, which is convertible into 2,857,143 shares of Common Stock at the option of the holder at a fixed conversion price, initially set at $0.35. The Note may not be converted if, after giving effect to the conversion, the holder together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the outstanding Common Stock immediately after giving effect to such conversion.

Justin Evans, as the managing member of Blackwood, possesses the power to vote and the power to direct the disposition of all securities of the Company held by the Accounts. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own, in the aggregate, 9.99% of the shares of Common Stock of the Company deemed issued and outstanding as of the Filing Date. The foregoing beneficial ownership percentage is based upon 16,654,550 shares of Common Stock of the Company deemed issued and outstanding as of the Filing Date, based on information reported by the Company in its Current Report on Form 8-K filed with the SEC on June 30, 2014.

Other than the acquisition of the Note and the Preferred Stock described herein by Mr. Evans, there were no transactions in shares of Common Stock of the Company (or securities convertible into, exercisable for or exchangeable for shares of Common Stock of the Company) by the Reporting Persons, or any other person or entity controlled by the Reporting Persons, or any person or entity for which the Reporting Persons possess voting or investment control, during the period commencing sixty (60) days prior to June 27, 2014, the date of the event which required the filing of this Schedule 13D Amendment No. 1, and ending on the Filing Date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Purchase Agreement: Effective as of June 27, 2014, the Company entered into the Purchase Agreement with the Buyers and closed the issuance and sale to the Buyers of $18.0 million in aggregate principal amount of its Body Central Notes and new series of Preferred Stock. In the Purchase Agreement, the Company has agreed, among other things, to seek stockholder approval within 90 days to effect a reverse stock split. Pursuant to the Purchase Agreement, Mr. Evans acquired (a) 1 share of Series A-2 Preferred Stock of the Company, (b) 1 share of Series B-2 Preferred Stock of the Company and (c) the Note.

Body Central Notes: The Body Central Notes are convertible into shares of the Company’s Common Stock, at any time, in whole or in part, at the option of the holders at a fixed conversion price, initially set at $0.35, which shall be subject to adjustment for stock splits, combinations or similar events and subsequent dilutive issuances during the term of the Body Central Notes. Interest on the Body Central Notes will accrue at 7.5% per annum payable quarterly in arrears. At the option of the Company, subject to the terms of a subordination agreement, the Company may make cash payments of the quarterly interest amounts at the discounted rate of 6.75% per annum. If the Company does not exercise the option to pay cash interest, the applicable quarterly interest payment will be made in kind by increasing the principal amount due under the Body Central Notes by an amount equal to the quarterly interest amount of 7.5% per annum. A default interest rate of 20% may apply upon the occurrence and continuance of an event of default. A late charge of 20% of any overdue amount shall apply if the Company fails to pay amounts due under the Body Central Notes when due.

The Body Central Notes are guaranteed by the Company’s subsidiaries and will enjoy a second lien against the Company’s assets and will be junior only to liens of senior debt and certain permitted liens. All amounts under the Body Central Notes will be due and payable in cash on the third anniversary of the issuance of the Body Central Notes if not converted or redeemed earlier.

The Body Central Notes may not be converted if, after giving effect to the conversion, any Buyer together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the outstanding Common Stock immediately after giving effect to such conversion.

The Body Central Notes contain certain covenants and restrictions and are subject to various events of default, including, among others, failure to pay principal or interest on the Body Central Notes or comply with certain covenants under the Body Central Notes and cross-defaults to other material indebtedness.

Preferred Stock: On June 27, 2014, the Company filed a Certificate of Designations to designate the number, rights, preferences and privileges of shares of 16 new series of Preferred Stock—Series A-1 through A-3 Preferred Stock (the “Series A Preferred”) and Series B-1 through B-13 Preferred Stock (the “Series B Preferred”). The Company will authorize and issue one share of each series of Preferred Stock.

Each share of Series A Preferred will give its holder the right to elect a director to the Board. Among other things, each share of Series B Preferred will give its holder the right to vote the shares of Common Stock underlying such holder’s Body Central Note on an as-converted basis. Shares of Series A Preferred are not transferable (other than to affiliates) and shares of Series B Preferred may only be transferred in conjunction with the Body Central Note held by such Buyer. The terms, rights and privileges of the Series A-2 Preferred Stock and the Series B-2 Preferred Stock are set forth in the Certificate of Designation.

Registration Rights Agreement: In connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement with the Buyers providing for the registration by the Company of the shares of the Common Stock issuable upon conversion of the Body Central Notes (“Registrable Securities”).

The Company will be obligated to file a registration statement within 20 calendar days from the closing of the issuance of the Body Central Notes (the “Closing”) and to use its reasonable best efforts to cause the registration statement to become effective within 90 calendar days from the date the registration statement is filed and maintain the effectiveness of such registration statement until all of the shares registered thereunder may be freely transferred by the Buyers or the Buyers have sold all of the shares covered by such registration statement. In the event that the registration statement does not cover all of the Registrable Securities, the Company will be obligated to file additional registration statements. The Company will be subject to certain obligations if the Company (i) fails to file the registration statement within the agreed upon time period, (ii) fails to have the registration statement declared effective on or before the agreed upon date or (iii) fails to maintain the effectiveness of the registration statement or fails to meet certain other maintenance obligations. If the Company fails to meet its obligations as described in the previous sentence, it will be required to pay liquidated damages equal to 2% of the purchase price of the Registrable Securities relating to such registration statement upon the occurrence of the failure and for each 30 calendar day period during which such failure is continuing, with such liquidated damages being capped at 15% of the aggregate purchase price of the Registrable Securities.

The foregoing descriptions of the Purchase Agreement, the Body Central Notes, the Certificate of Designation, and the Registration Rights Agreement are summaries, and are qualified in their entirety by reference to such documents, which are incorporated herein by reference to Exhibits 10.1, 4.1, 4.2, and 4.3 to the Current Report on Form 8-K filed by the Company with the SEC on June 30, 2014.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated July 7, 2014, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2	Form of Subordinated Secured Convertible Note due 2017, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on June 30, 2014.

Exhibit 3	Form of Certificate of Designations, Preferences and Rights of Series A-1, A-2, A-3, B-1, B-2, B-3, B-4, B-5, B-6, B-7, B-8, B-9, B-10, B-11, B-12, and B-13 Preferred Stock, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on June 30, 2014.

Exhibit 4	Registration Rights Agreement, dated as of June 27, 2014, by and among Body Central Corp. and certain Buyers party thereto, incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on June 30, 2014.

Exhibit 5	Securities Purchase Agreement, dated as of June 27, 2014, by and among Body Central Corp. and certain Buyers party thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on June 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2014

BLACKWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ Justin Evans
Name: Justin Evans
Title: Managing Member

/s/ Justin Evans
Justin Evans

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and between the undersigned that the Schedule 13D Amendment No. 1 filed with the U.S. Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001 per share, of Body Central Corp. is being filed, and all amendments thereto will be filed, on behalf of each person and entity named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 7, 2014

BLACKWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ Justin Evans
Name: Justin Evans
Title: Managing Member

/s/ Justin Evans
Justin Evans